C L I F F O R D
C H A N C E
R O G E R S & W E L L S

CLIFFORD CHANCE
ROGERS & WELLS LLP
200 PARK AVENUE
NEW YORK NEW YORK 10166 0153
TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

Johannes K. Gäbel
Partner
DIRECT TELEPHONE 212 878-8004
DIRECT FACSIMILE 212 878-3134
johannes.gabel@cliffordchance.com

January 22, 2002

VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

02015313

SUPPL

Re: FJA AG (the "Company")
File No. 82-5077

Dear Madam or Sir:

Enclosed please find a copy of a notice of the Company regarding market relevant facts which was submitted to the Frankfurt Stock Exchange and the German Federal Authority for Securities Trading.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

enclosure

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

RECEIVED
FEB 19 2002
354

FILE NO.
82-5077

Ad-hoc Announcement

FJA AG annual net profits +56% to EUR 13.6 million

Preliminary figures 2001

FJA AG increase net profits by 56% to EUR 13.6 million and total output by 34% to EUR 112.0 million

FJA AG (WKN 513010), the consultancy and software house for insurance companies and financial services providers, has once again comfortably met its sales and earnings targets for fiscal year 2001. Preliminary results for fiscal year 2001 show a 34% rise in total output to around EUR 112.0 million (previous year: EUR 83.4 million). Its operating result (EBIT) rose 48% from EUR 13.9 million to EUR 20.6 million. Net profits after tax increased overproportional by 56% to around EUR 13.6 million compared to the previous year.

The positive trend of the first three quarters of 2001 was continued successfully into the final quarter. FJA's Management anticipates another strong performance in fiscal year 2002.

FJA AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
81373 Munich
Telephone: 089 769 01 - 144
Fax: 089 743 717 31
E-Mail: thomas.meindl@fja.com
Internet: www.fja.com

Munich, 22.01.2002